

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 27, 2016

Via E-mail
Gene S. Cartwright, Ph.D.
President and Chief Executive Officer
Guided Therapeutics, Inc.
5835 Peachtree Corners East, Suite D
Norcross, GA 30092

> **Re: Guided Therapeutics, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 19, 2016**
> **File No. 000-22179**

Dear Dr. Cartwright:

We have limited our review of your filing to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Our references to prior comments are to comments in our July 18, 2016 letter.

1.   Please show us how you reconcile your disclosure added in response to prior comments 1 and 5 with the transactions mentioned in Exhibit A of your letter to us dated July 7, 2016.

Section 16(a) Beneficial Ownership Reporting Compliance, page 3

2.   We note your response to prior comment 1. Please reconcile the name of your director disclosed here with the name disclosed in the share ownership table.

Share Ownership, page 3

3.   Please reconcile the conversion cap mentioned in your response to prior comment 3 with Exhibit A of your letter to us dated July 7, 2016 which appears to reflect conversions in excess of the cap. Also, please tell us the number of common shares underlying outstanding debt and other securities held by the stockholders named in the first two rows of your table on page 3, excluding the effect of any conversion caps; include in your

response (1) the title of the outstanding convertible or exercisable security, (2) the percentage of that class of security held by each of the stockholders named in the first two rows of the table on page 3, and (3) whether the securities that you are "contractually obligated" to issue will be issued to either of the stockholders named in the first two rows of the table on page 3.

4.   Please tell us the reasons for the revisions to the disclosed beneficial ownership of common stock in the first two rows of the table. Ensure that your disclosure is current and consistent with Rule 13d-3.

Related Persons Transactions, page 12

5.   Please tell us why your disclosure added in this section does not describe the agreement to roll over the Series C1 Preferred Stock into the next financing as mentioned in your Form 8-K filed May 3, 2016.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Heith D. Rodman
        Jones Day